

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2014

Via E-mail
Ms. Emily Tong
Chairwoman of the Board of Directors
DT Asia Investments Limited
Room 1102, 11/F, Beautiful Group Tower
77 Connaught Road Central
Hong Kong

> **Re: DT Asia Investments Limited**
> **Registration Statement on Form S-1**
> **Filed July 1, 2014**
> **File No. 333-197187**

Dear Ms. Tong:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Prior to effectiveness of the registration statement, please have a representative of FINRA call us, or provide us with a letter, indicating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

2.   Prior to effectiveness of the registration statement, please have a representative of Nasdaq call us to confirm that your securities have been approved for listing or file the certification on EDGAR.

3.   Please note that we may have comments on the legal opinion or other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Summary, page 1

5.   Please revise to identify the individuals in your "management team." Where you discuss the management team's experience, networks, guidelines, etc., revise to clarify the extent to which you are referring to the independent directors.

6.   We note disclosure on page 11 that initial shareholders, officers, directors or their affiliates could make open market or private purchases in order to influence the vote. Please revise here and elsewhere as appropriate to clearly state, if true, that your initial stockholders and other affiliates could purchase enough shares such that the initial business combination may be approved without the majority vote of public shares held by non-affiliates.

7.   We note the disclosure on page 13 regarding circumstances under which stockholders would have to deliver certificates to the transfer agent so that elections to redeem are irrevocable. Please revise to clarify the extent to which this requirement would apply to a meeting subject to a majority vote and/or a tender offer.

Use of Proceeds, page 47

8.   Please revise to clarify the statement in footnote (4). Elsewhere you indicate that the funds in the trust (other than interest) will not be available for expenses relating to acquiring a target business.

Capitalization, page 53

9.   Please tell us why you have excluded the 495,050 shares not subject to possible redemption from your calculation of shares issued and outstanding on an as adjusted basis.

Directors and Executive Officers, page 78

10.   Please revise to clarify what positions other than Executive Director, if any, Mr. Wang has held with Top (HK) Investment & Development Ltd.

11.   Please revise to clarify whether Mr. Jason Kon Man Wong is the sole director of, or a member of the board of directors of, Whiz Partners Asia Ltd. and Fortune Capital Group Ltd.

Prior Involvement of Management in Blank Check Companies, page 81

12.   Please revise the table to disclose the current status of trading and reporting for the post-business combination entities. We note, in this regard, that in 2014 China CableCom Ltd. had the registration of its securities revoked by the SEC pursuant to Section 12(j) of the Exchange Act.

Conflicts of Interest, page 85

13.   We note the table on page 86 and the statement on page 85 that all of your officers and directors currently have fiduciary duties "that may take priority" over their duties to you. Please revise the last column of the table to disclose the priority and preference each entity has relative to you with respect to the performance of obligations and the presentation of business opportunities. It appears, in this regard, that the contractual agreements to present opportunities to you prior to such other entities are moot given the existence of the officers' and directors' pre-existing fiduciary duties. We also note the references in the table to individuals retaining "total discretion to determine whether" he or she has pre-existing obligations.

Principal Shareholders, page 90

14.   Please disclose the number of outstanding shares used to calculate the approximate percentage of outstanding shares prior to and after the offering.

Rights, page 98

15.   Please disclose how the receipt of fractional shares impacts such holder's rights with respect to those shares.

Recent Sales of Unregistered Securities, page II-1

16.   Please advise us of the difference between the 1,625,000 ordinary shares issued to the sponsor on June 8, 2014 and the sponsor's beneficial ownership of 1,525,000 ordinary shares in the table on page 90.

17.   Please revise to include the disclosure required by Item 701 of Regulation S-K for the ordinary shares issued to Jason Kon Man Wong, Haibin Wang, Foelan Wong and Hai Wang as reflected in the beneficial ownership table on page 90.

<u>Undertakings, page II-3</u>

18.   Please include all the undertaking required by Item 512 of Regulation S-K.

<u>Exhibits</u>

19.   We note the statement on page F-8 that Winnie Ng agreed that she will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the company. Please file the agreement.

20.   Please file the agreement with EarlyBirdCapital whereby the underwriter will receive 4% of the proceeds in this offering in connection with services provided after the offering.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Via E-mail
        Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP